SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, December 20, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America hereby announces its preliminary air traffic figures for November/2013.

PRASK, Yield and Fuel Prices

In November, net PRASK recorded a 22% growth over the same month in 2012, with a 1.6% supply reduction in the domestic market. With this result, GOL maintained its double-digit PRASK growth for the 12th time since November/12.

Net yield increased by 12% in November on an annual comparison, to between R$26.0 and R$26.5 cents. Load factor moved up by 6.2 percentage points, from 69.1% to 75.3%, the highest level recorded in the full year of 2013.

The average jet fuel price* decreased by around 1% in relation to November/12, due to the reduction of the fuel price in the international market.

     (*)The per-liter fuel price considers total fuel and lubricant expenses divided by period consumption.

OPERATING DATA	November 2013(*)	November 2012(*)	% Chg. (YoY)	October 2013(*)	% Chg. (MoM)
Total System
ASK (mm)	3,995.8	3,946.7	1.2%	4,145.3	-3.6%
RPK (mm)	3,008.3	2,726.8	10.3%	3,057.1	-1.6%
Load Factor	75.3%	69.1%	6.2 p.p	73.7%	1.5 p.p
Domestic Market
ASK (mm)	3,556.4	3,614.5	-1.6%	3,700.3	-3.9%
RPK (mm)	2,711.2	2,524.6	7.4%	2,761.0	-1.8%
Load Factor	76.2%	69.8%	6.4 p.p	74.6%	1.6 p.p
International Market
ASK (mm)	439.4	332.2	32.3%	445.0	-1.2%
RPK (mm)	297.1	202.2	46.9%	296.1	0.4%
Load Factor	67.6%	60.9%	6.7 p.p	66.5%	1.1 p.p

                         (*) November 2013 – preliminary figures; November 2012 and October 2013 – National Civil Aviation Agency (ANAC) figures.

                           Domestic Market

In November, GOL reduced its domestic supply by 1.6% on an annual comparison, while demand moved up by 7.4% in the same period. With this, load factor reached 76.2%, in the domestic market, an increase of 6.4 percentage points. Once again, the Company recorded PRASK growth

1	GOL Linhas Aéreas Inteligentes S.A

superior to its supply reduction, due to the greater attractiveness of high value clients, mainly business passengers, who are less price elastic. This evolution can be seen below:

Domestic PRASK & ASK – Annual Variation

              International Market

International supply presented an increase of 32.3% in November over the same month in 2012, driven by the introduction of flights to Santo Domingo, Miami and Orlando that began in December/12, while demand grew by 46.9%. Load factor reached 67.6%, which represents an increase of 6.7 percentage points over the same period in 2012.

              Focus on the Client

On the client side, in December GOL reformulated its website, seeking to make the purchase process even easier and more agile. Now the client can filter his search by price, check the flight status and register his more frequent travel companions as favorites. Additionally, clients who purchase their flights with less than 7 days before departure will have their check-in done automatically. In this way, on the day of the trip, they can go directly to the boarding room or to the exclusive baggage drop counters, improving even more their flight experience.

2	GOL Linhas Aéreas Inteligentes S.A

               ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.